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                                 PRESS RELEASE


KOLLMORGEN REPORTS STRONG FINANCIAL RESULTS FOR 1997; FOURTH QUARTER AND FULL YEAR SHOW OPERATING GAINS

Kollmorgen Again Urges Pacific Scientific Chairman/CEO Lester Hill to Enter into 'Serious Merger Discussions'

   WALTHAM, Mass., January 26--Kollmorgen Corporation (NYSE:KOL) today reported strong operating results for 1997 and reaffirmed its intention to acquire Pacific Scientific Company (NYSE:PSX).

   For the year ended December 31, 1997, which was highlighted by a number of important financial events and special items, Kollmorgen reported that net income rose by 122% to $19.7 million, or $1.90 a share (diluted), on sales of $222.2 million. These results compare to net income of $8.9 million, or $0.86 a share (diluted), on sales of $230.4 million in 1996. Excluding special items, net income for 1997 rose by 18% to $10.5 million, or $1.02 per share (diluted).

   For the fourth quarter, excluding special items, net income rose 17% to $3.8 million, or $0.38 per share (diluted), on sales of $59.2 million, versus net income of $3.2 million, or $0.32 per share (diluted), on sales of $60.8 million in comparable 1996 period. Excluding revenues from Macbeth, which became part of a joint venture at the end of 1996, the Company's sales from ongoing businesses increased by 15% for the fourth quarter and 13% for the year.

   After accounting for a change of $4.2 million for costs associated with the tender offer for Pacific Scientific, earnings in the fourth quarter were $200,000, or $0.02 per share (diluted).

   These comparative results were affected by several special items.

-- Results for 1997 include a gain after fees of $24.4 million from the sale of the Company's share in its GretagMacbeth joint venture. GretagMacbeth was brought public on the Swiss Stock Exchange in June.

-- Results for 1997 reflect approximately $4.2 million in costs associated with the Company's offer to purchase shares of Pacific Scientific, announced in December. These costs are included as expenses in the fourth quarter.

-- Results for 1997 include a charge of $11.4 million for acquired research and development, principally associated with the Company's acquisitions of Servotronix and Seidel in the second quarter.

-- Results for 1997 reflect the effect of income taxes, whereas 1996 results reflect a zero tax rate due to tax loss carry-forwards from earlier years.

   Kollmorgen's Offer for Pacific Scientific

   Kollmorgen said that it is determined to proceed with its $20.50 per share offer to acquire Pacific Scientific Company despite the unwillingness of Pacific Scientific to allow Kollmorgen to participate in the sale process it has publicly stated it is pursuing.

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   Gideon Argov, Chairman, President and Chief Executive Officer of
Kollmorgen Corporation, said: "While apparently granting other parties the right to do so, Pacific Scientific has refused to permit Kollmorgen to conduct any due diligence unless Kollmorgen first agrees to abandon its offer and cancel the special meeting of Pacific Scientific shareholders. We do not believe this is in the best interest of the shareholders of either company.

   "Despite Mr. Hill's statements as reported in the press that he is willing to meet with Kollmorgen, and despite our repeated calls upon him to do so, Pacific Scientific up to now has failed to contact us either to negotiate a transaction or to more fully inform itself about our proposal.

   "We continue to be willing to enter into serious discussions with Pacific Scientific," Argov said, "with no preconditions whatsoever. While we have made what we believe is a full and fair offer for Pacific Scientific, we are prepared to consider increasing that offer if Pacific Scientific can demonstrate greater value in the company than we have been able to identify from public information. And, in that vein, in order to provide both of our companies with the maximum amount of flexibility to negotiate a friendly transaction in advance of the Pacific Scientific special meeting of shareholders on February 13, 1998, we have decided to postpone the Kollmorgen shareholders meeting until early February. We urge Pacific Scientific to sit down with Kollmorgen, the only party with a firm offer on the table, to negotiate a mutually advantageous transaction."

   Kollmorgen said that the special meeting of Kollmorgen shareholders will now take place on February 10, 1998, at 10 a.m. at BankBoston, 100 Federal Street in Boston.

   On January 22, Kollmorgen announced that it will receive a $27.2 million settlement from a third party with respect to Kollmorgen's electronic motion control patents. As it is doing with other companies in the industry, Kollmorgen has formally notified Pacific Scientific that certain of Pacific Scientific's motion-control products, representing a substantial percentage of Pacific Scientific's motion-control revenues, infringe Kollmorgen patents. Kollmorgen said that it has offered to Pacific Scientific the opportunity to enter into licensing arrangements in regard to these patents.

   1997 Full-Year and Fourth-Quarter Highlights

   Commenting on the Company's performance during the year, Argov called 1997 "an outstanding and strategically important year for Kollmorgen. The Company remained on target financially," he said, "with bookings growing steadily right through the fourth quarter in both the Industrial and Commercial and the Aerospace and Defense groups, Bookings for the year were up 27% over 1998.

   "Early in the year, we divested ourselves of a non-core Kollmorgen business, Macbeth, through a merger and public offering in Switzerland. This helped us to improve our balance sheet and greatly reduce our outstanding debt. In addition, it allowed us to better concentrate on our core business of high-performance motion control.

   "We also made two important acquisitions during 1997," Argov said. "We completed the acquisition of Servotronix to add an industry-leading software and

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controls capability, and we acquired Seldel, a leading provider of digital servo drives, to accelerate our expansion into the European market for integrated motion control equipment."

   "Following the divestiture of Macbeth and the acquisitions, the Company also realigned its worldwide businesses into two operating groups: the Industrial and Commercial Group and the Aerospace and Defense Group.

   "Kollmorgen also introduced several key products in 1997," Argov said, "products that have already had a impact on the marketplace. Most notable is the new Platinum (TM) DDL direct-drive linear motors and drives, which give customers unparalleled speed and precision by eliminating the traditional gearing and ballscrew mechanisms. The reception from customers has been outstanding, and Kollmorgen linear systems are already being fitted into coordinate measurement machines, x-y tables, and other precision assembly equipment for the production of semiconductors and electronic components.

   "In the Aerospace and Defense business, the Company has advanced the state of technology with a first-of-its-kind aircraft power management system. The system, which enables aircraft designers to reduce weight and lower production costs, was developed for the tiltrotor V-22 Osprey, now being built by Bell Boeing. We also continued development of an innovative Photonics mast for the U.S. Navy's newest generation of submarines. The new system will use advanced imaging and eletronics to replace the familiar through-the-hull periscope design of traditional submarines.

   "In Asia, we successfully established a low-cost manufacturing center in Vietnam," Argov said. "And, we further improved manufacturing operations at our high-volume production center in India.

   "In our Engineering Services business, Kollmorgen Proto-Power turned in another standout year. The business continued to grow in the areas of service and software with several major customers added to the division's client list. The division also moved into new and larger facilities during the year to accommodate the steady growth of the business.

   "As we begin the new year," Argov said, "we are preparing several exciting new products for introduction, including our first general purpose multi-axis controllers, a new cost-effective line of servo motors, the CLAWS(TM) weapons control system for the military marketplace, and a new Kollmorgen SERVOSTAR
(TM) product line specially designed for the needs of our European customers."

   Kollmorgen's primary business is high-performance electronic motion control. Additional information can be found on the World Wide Web at http://www.kollmorgen.com.

   Cautionary Statement

   With respect to statements about future company performance that may be deemed to be forward-looking statements under the federal securities laws, the Company cautions investors and others that numerous factors could cause actual results to differ materially. Please refer to the "Forward-Looking Statements" and "Risk Factors" included in the Registration Statement on Form S-4, dated January 15, 1998.



Contacts:

Robert Cobuzzi                        Roy Winnick-Mark Semer
Kollmorgen Corporation     or         Kekst and Company
781-890-5655                          212-521-4842 or 4802

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                       -Tables Follow-

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                   KOLLMORGEN CORPORATION and SUBSIDIARIES
                    Consolidated Statements of Operations
                  (In thousands, except per share amounts)

                                 For the Three Months   For the Twelve Months
                                  ended December 31,     ended December 31,

                                    1997       1996       1997        1996

Net sales (1)                     $59,192    $60,766    $222,246    $230,424
Cost of sales                      39,616     40,179     153,206     152,928
Gross profit                       19,576     20,587      69,040      77,496
Selling, general and
 administrative expense            12,041     13,061      44,456      51,918
Research and development
 expense                            2,413      3,119       9,662      12,143
Acquired research and
 development (2)                        -          -      11,391           -
Merger costs (2)                    4,176          -       4,176           -
Income (loss) before interest,
 minority interest,
 and taxes                            946      4,407        (645)     13,435
Interest and other
 income (expenses)                     96     (1,280)     (2,772)     (5,045)
Tax provision                        (860)         -      (2,838)          -
Equity in earnings of
 joint venture and
 minority interest,
 net of income taxes                    2         96       1,654         514
Gain on sale of investment
 in joint venture, net of
 income taxes (2)                       -          -      24,321           -
Net income                        $   184    $ 3,223    $ 19,720    $  8,904
Earnings per share:
Basic                               $0.02      $0.33       $2.00       $0.89
Diluted                             $0.02      $0.32       $1.90       $0.86


(1)-Excluding businesses previously sold, revenues were $51,442 and $197,389 for the three and 12 months ended December 31, 1996, respectively.

(2)-Excluding these special items, net income was $3,760, or $0.36 per share (diluted), and $10,522 or $1.02 per share (diluted) for the three and 12 months ended December 31, 1997, respectively.

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                   KOLLMORGEN CORPORATION and SUBSIDIARIES
                          Condensed Balance Sheets
                               (In thousands)

                                December 31,  December 31,
                                    1997          1996
                                -----------   ------------
Assets

Cash and cash equivalents        $ 14,854      $ 13,445
Accounts receivable, net           39,528        43,189
Recoverable amounts on
 long-term contracts                5,762         4,973
Inventories                        25,162        22,450
Prepaid expenses                    2,041         1,645
                                ---------      --------
Total current assets               87,347        85,702
Property, plant &
 equipment, net                    26,673        25,147
Other assets                       31,424        30,481
                                ---------      --------
                                 $145,444      $141,330
                                ---------      --------
                                ---------      --------

Liabilities and Shareholders' Equity

Notes payable and current
 portion of long-term debt       $ 12,098      $ 12,487
Accounts payable and
 accrued liabilities               54,219        48,521
Total current liabilities          66,317        61,008
Long-term debt                     31,525        53,054
Other liabilities                   5,874         5,202
Minority interest                     136           287
Shareholders' equity               41,592        21,779
                                ---------      --------
                                 $145,444      $141,330
                                ---------      --------
                                ---------      --------